UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

INFOBLOX INC.

(Name of Subject Company (Issuer))

DELTA HOLDCO, LLC

INDIA MERGER SUB, INC.

(Name of Filing Persons (Offerors))

DELTA TOPCO, LLC

VISTA EQUITY PARTNERS FUND VI, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

David Breach

Delta Holdco, LLC

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 655-6666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sarkis Jebejian

Joshua M. Zachariah

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,609,935,053	$186,592

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 56,186,235 shares of voting common stock, par value $0.0001 per share, at an offer price of $26.50 per share. The transaction value also includes (i) 774,000 shares issuable pursuant to outstanding stock option grants with an exercise price of less than $26.50 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $26.50 minus such exercise price and (y) dividing such product by the offer price of $26.50 per share, (ii) 3,630,462 shares issuable upon settlement of restricted stock units multiplied by the offer price of $26.50 per share and (iii) 161,569 market stock units at target levels multiplied by the offer price of $26.50 per share. The calculation of the filing fee is based on information provided by Infoblox Inc. as of the close of business on September 15, 2016.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $186,592	Filing Party: Vista Equity Partners, Fund VI, L.P.
Form of Registration No.: Schedule TO	Date Filed: October 7, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Delta Holdco, LLC, a Delaware limited liability company (“Parent”), (ii) India Merger Sub, Inc., a Delaware corporation and a wholly–owned subsidiary of Parent (“Purchaser”), (iii) Delta Topco, LLC, a Delaware limited liability company and the sole member of Parent (“Topco”), and (iv) Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership and the sole member of Topco (“VEPF VI”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Infoblox Inc., a Delaware corporation (the “Company”), at a price of $26.50 per Share, net to the seller in cash without interest and less any applicable withholding taxes or deductions required by applicable law, if any, upon the terms and conditions set forth in the offer to purchase dated October 7, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 11.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of November 4, 2016. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 43,826,362 Shares had been validly tendered into and not withdrawn from the Offer (not including 4,434,551 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 77% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares so that the Merger can close without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than shares held by Parent, Purchaser or Infoblox (as treasury stock), any wholly-owned subsidiary of Parent, Purchaser or Infoblox, or by any stockholder of Infoblox who or which is entitled to and properly demands appraisal of such shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will convert automatically into the right to receive an amount of cash equal to the Per Share Amount. All Shares that were converted into the right to receive the Per Share Amount shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from the NYSE and deregistered under the Exchange Act.

The full text of the press release issued on November 7, 2016, announcing the expiration and results of the Offer is attached as Exhibit (a)(1)(L) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(L)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on November 7, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDIA MERGER SUB, INC.

By	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President
Date:	November 7, 2016

DELTA HOLDCO, LLC

By	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President
Date:	November 7, 2016

DELTA TOPCO, LLC

By	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President
Date:	November 7, 2016

VISTA EQUITY PARTNERS FUND VI, L.P.

By	Vista Equity Partners Fund VI GP, L.P.
Its:	General Partner

By	VEPF VI GP, Ltd.
Its:	General Partner

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director
Date:	November 7, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 7, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by the Company on September 19, 2016 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on September 19, 2016).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 7, 2016.*

(a)(1)(H)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on October 7, 2016.*

(a)(1)(I)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on October 14, 2016.*

(a)(1)(J)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on October 20, 2016.*

(a)(1)(K)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on October 27, 2016.*

(a)(1)(L)	Joint Press Release issued by the Company and Vista Equity Partners Fund VI, L.P. on November 7, 2016.

(a)(5)(A)	Class Action Complaint dated October 10, 2016 (Jamie Dorn v. Jesper Andersen, et al., Case No. 12817-VCG).*

(a)(5)(B)	Class Action Complaint dated October 12, 2016 (Thuan Lam v. Jesper Andersen, et. al., Case No. 12823-VCG).*

(a)(5)(C)	Class Action Complaint dated October 18, 2016 (Frank Lin v. Jesper Andersen, et. Al., Case No. 12834-VCG).*

(b)(1)	Amended and Restated Debt Commitment Letter, dated September 18, 2016, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, RBC Capital Markets, Barclays, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Macquarie Capital (USA) Inc. and Macquarie Capital Funding LLC to Parent.*

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2016, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 19, 2016).*

(d)(2)	Confidentiality Agreement, dated August 15, 2016, between the Company and Vista Equity Partners Management, LLC.*

(d)(3)	Limited Guarantee, dated as of September 16, 2016, by VEPF VI in favor of the Company.*

(d)(4)	Equity Commitment Letter, dated as of September 16, 2016, from VEPF VI to Parent.*

(g)	None.

(h)	None.

*	Previously filed